EXHIBIT 99.1

Golar LNG Partners L.P. 2017 Annual General Meeting

Further to the press release of July 5, 2017 giving notice that the Golar LNG Partners LP 2017 Annual General Meeting will be held on September 27, 2017, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP

Hamilton, Bermuda

August 18, 2017

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/ae1cacf6-dead-4e13-9fe7-acf672bc2d74

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/28c086c1-481c-4a92-8833-a85e2879e0b1